SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)


                            GOLDEN TELECOM, INC.
------------------------------------------------------------------------------
                              (Name of Issuer)

                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 38122G107
    -------------------------------------------------------------------
                               (CUSIP Number)

                             CHRISTINE TOURNEY
                       FIRST NIS REGIONAL FUND SICAV
                       C/O BANK OF BERMUDA LUXEMBOURG
                               13 RUE GOETHE
                                 LUXEMBOURG
                              +35-2-40-46-46-1
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        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                             SEPTEMBER 5, 2002
    -------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

1.  NAME OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    FIRST NIS REGIONAL FUND SICAV

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [X]*

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

        OO

5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        LUXEMBOURG

  NUMBER OF      7. SOLE VOTING POWER

   SHARES               723,907*

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH           NONE*

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH             723,907*

                10. SHARED DISPOSITIVE POWER

                        NONE*

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        723,907*

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                 [ ]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        2.7%

14. TYPE OF REPORTING PERSON

        OO - PRIVATE INSTITUIONAL FUND


* See Items 5 and 6 below

1.  NAME OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    BPEP MANAGEMENT UK LIMITED

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [X]*

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

        OO

5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        ENGLAND AND WALES

  NUMBER OF      7. SOLE VOTING POWER

   SHARES               723,907*

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH           NONE*

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH             723,907*

                10. SHARED DISPOSITIVE POWER

                        NONE*

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        723,907*

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                 [ ]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        2.7%

14. TYPE OF REPORTING PERSON

        OO - PRIVATE LIMITED COMPANY


* See Items 5 and 6 below

ITEM 1.   Security and Issuer
          -------------------

     This Amendment No. 1 amends and supplements the Schedule 13D originally filed on May 21, 2001 by First NIS Regional Fund ("First NIS Fund") and BPEP Management UK Limited ("BPEP" and, together with First NIS Fund, the "Reporting Persons") with respect to the shares of common stock, par value $0.01 per share (the "Common Stock"), held by First NIS Fund in Golden Telecom, Inc., a Delaware corporation ("Golden Telecom").

     First NIS Fund is a private institutional fund organized and registered under the laws of Luxembourg. BPEP, a private limited company organized under the laws of England and Wales, is the manager of First NIS Fund and an indirect wholly-owned subsidiary of ING Groep NV ("Parent"), a company organized under the laws of The Netherlands.

     The address of the principal office of First NIS Fund is 13 Rue Goethe, L-1637, Luxembourg, c/o Bank of Bermuda Luxembourg. The address of the principal office of BPEP is 33 Cavendish Square, London, England W1M0BQ. The address of the principal office of Parent is Strawinskylaan 2631, 1077 ZZ Amsterdam, The Netherlands.

     The principal executive offices of Golden Telecom are located at c/o Representation Office Golden TeleServices, Inc., 12 Trubnaya Ulitsa, Moscow, Russia 103045.

Item 4.   Purpose of Transaction
          ----------------------

     Item 4 is hereby amended by deleting the entire text of the existing paragraph (b) thereof and replacing it with the following:

     (b) First NIS Fund has entered into the New Shareholders Agreement (as described in Item 5 and Item 6 below, and a copy of which is attached hereto as Exhibit 99.9), which contains certain provisions for the nomination and removal of the directors of Golden Telecom, and the New Standstill Agreement (as described in Item 5 and Item 6 below, and a copy of which is attached hereto as Exhibit 99.10), which contains certain provisions relating to business combinations, proxy contests and the acquisition of shares of Golden Telecom.

     The disclosure set forth in Item 6 of this statement is specifically incorporated by reference into this Item 4 in its entirety.

Item 5.   Interest in Securities of Golden Telecom
          ----------------------------------------

     Item 5 is hereby amended by deleting the entire text herein and replacing it with the following:

     (a) As of the date hereof, as disclosed to the Reporting Persons by Golden Telecom, there are an aggregate of 26,827,115 shares of Common Stock outstanding. As of the date hereof First NIS Fund beneficially owns 723,907 shares of Common Stock, representing approximately 2.7% of the outstanding shares of Common Stock.

     Due to its relationship with First NIS Fund (see Item 2), as of the date hereof, BPEP may be deemed to beneficially own 723,907 shares of Common Stock. Based on an aggregate of 26,827,115 outstanding shares of Common Stock, this would represent approximately 2.7% of the outstanding shares of Common Stock. BPEP disclaims beneficial ownership of all Common Stock beneficially owned First NIS Fund.

     Golden Telecom, OAO Rostelecom, a company organized in the Russian Federation ("RTK"), Alfa Telecom Limited, a company incorporated in the British Virgin Islands ("Alfa Telecom"), CIPEF, and Cavendish Nominees Limited, a limited liability company organized and registered under the laws of Guernsey ("Cavendish"), and First NIS Regional Fund SICAV, a private institutional fund organized and registered under the laws of Luxembourg ("First NIS Fund" and, together with Cavendish, "Barings") entered into a Shareholders Agreement dated as of September 5, 2002 (the "New Shareholders Agreement") and a Standstill Agreement dated as of September 5, 2002 (the "New Standstill Agreement") which supersede the Shareholders Agreement dated as of May 11, 2002 (the "Old Shareholders Agreement") and the Standstill Agreement dated as of March 31, 2001 (the "Old Standstill Agreement"), respectively.

     Reference is made to such statements on Schedule 13D or Schedule 13G as have been or may be filed with the Securities and Exchange Commission by each of RTK, Alfa Telecom, CIPEF and Cavendish (and the funds for which it serves as nominee) for information regarding such entities, their respective beneficial ownership of shares of Common Stock and any changes to such respective beneficial ownership of shares of Common Stock. To the best of the Reporting Persons' knowledge, as of September 5, 2002, each of RTK, Alfa Telecom, CIPEF, and Cavendish (as nominee), respectively, may be deemed to beneficially own the following numbers and percentages of Shares:
RTK - 4,024,067 (15.0%); Alfa Telecom - 10,731,707 (40.0%); CIPEF -
2,166,405 (8.1%) and Cavendish (as nominee) - 1,844,469 (6.9%).

     To the best of the Reporting Persons' knowledge, as of September 5, 2002, RTK, Alfa Telecom, CIPEF, Cavendish and First NIS Fund, in the aggregate but not individually, may be deemed to beneficially own 19,490,555 shares of Common Stock (72.7% of Golden Telecom). Each of the Reporting Persons disclaims beneficial ownership of all shares of Common Stock beneficially owned by RTK, Alfa Telecom, CIPEF and Cavendish, and the filing of this Statement shall not be construed as an admission that any of the Reporting Persons or any other person named in Item 2 hereof forms a "group" (as such term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934 and Rule 13d-5 under such Act) with, or is the beneficial owner of any shares of Common Stock beneficially owned by, RTK, Alfa Telecom, CIPEF or Cavendish.

     Except as set forth herein, to the knowledge of the Reporting Persons, none of the persons listed on Schedule I hereto beneficially own any shares of Common Stock.

     (b) The number of shares of Common Stock with respect to which First NIS Fund (i) has sole voting power is 739,425, (ii) shares voting power is zero, (iii) has sole dispositive power is 739,425 and (iv) shares dispositive power is zero.

     As noted above, BPEP disclaims beneficial ownership of all shares beneficially owned by First NIS Fund.

     Under the New Shareholders Agreement, First NIS Fund has agreed to take all action (including without limitation the voting of shares, the execution of written consents, the calling of special meetings, the removal of directors, the filling of vacancies on the Board of Directors, the waiving of notice and attendance at meetings, the amendment of Golden Telecom's by-laws and the like) necessary from time to time to maintain the composition of the Board of Directors specified in Section 3 of the New Shareholders Agreement in accordance with the terms of such provision. As noted above, each of the Reporting Persons disclaims beneficial ownership of all shares of Common Stock beneficially owned by RTK, Alfa Telecom, CIPEF and Cavendish.

     The Reporting Persons may be deemed, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "1934 Act"), to share beneficial ownership of 1,844,469 shares of Common Stock owned of record by Cavendish, as nominee, representing, as of the date hereof, approximately 6.9% of the issued and outstanding shares of Common Stock. Each of the Reporting Persons disclaims beneficial ownership of all shares of Common Stock held of record by Cavendish (and beneficially owned by the funds holding such shares through Cavendish as nominee) and disclaims membership in any "group" with Cavendish and such funds.

     (c) The disclosure set forth in Item 6 of this statement is specifically incorporated by reference into this Item 5 in its entirety. Except as set forth herein, none of the Reporting Persons or, to the knowledge of the Reporting Persons, none of the persons named in Schedule I hereto beneficially owns any shares of Common Stock or has effected any transactions in shares of Common Stock during the preceding 60 days.

     (d) The investors in First NIS Fund have the right to receive dividends from, or proceeds from the sale of, all of the shares of Common Stock owned of record by First NIS Fund.

     (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
          -------------------------------------------------------------

Item 6 is hereby supplementally amended by adding the following paragraph after the third paragraph of the existing text under (a) of Item 6:

     "On July 10, 2001, each of Alfa Telecom, CIPEF, Cavendish (as nominee for the LP Funds) and First NIS Fund gifted to Golden Telecom their options to purchase shares under their respective Stock Option Agreements with GTS Europe Holdings, which provided Alfa Telecom, CIPEF, and First NIS Fund (or their respective designees) with options to purchase an aggregate of up to 2,272,727 Shares beneficially owned by GTS Europe Holdings, as described above in this Item 6. In connection therewith, each of Alfa Telecom, CIPEF, Cavendish (as nominee for the LP Funds) and First NIS Fund designated Golden Telecom as the purchaser of shares under their respective Stock Option Agreements with GTS Europe Holdings. As a consequence of these designations, Alfa Telecom, CIPEF, Cavendish (as nominee for the LP Funds) and First NIS Fund no longer may be deemed to beneficially own any of the shares subject to the Stock Option Agreements, and beneficial ownership of such shares is no longer reported in this Statement. First NIS Fund effected its designation of Golden Telecom as the purchaser under the Stock Option Agreement to which they were parties through a Purchaser Designation and Stock Exercise Notice, dated as of July 10, 2001, provided to GTS Europe Holdings."

     Item 6 is hereby further amended by deleting paragraph (b) therein and replacing it with the following language:

     (b) New Standstill Agreement. As disclosed in Item 5 above, Golden Telecom, RTK, Alfa Telecom, CIPEF, Cavendish and First NIS Fund entered into the New Standstill Agreement dated as of September 5, 2002, pursuant to which each of them agreed, among other things, not to (i) engage in "business combinations" with Golden Telecom (within the meaning of such term in Section 203 of the Delaware General Corporation Law), (ii) acquire shares of voting stock of Golden Telecom in excess of specified levels and
(iii) engage in proxy contests in respect of shares of voting stock of Golden Telecom, in each case for a period of two years following the date of the New Standstill Agreement. In addition, the New Standstill Agreement grants to each of RTK, Alfa Telecom, CIPEF, Cavendish and First NIS Fund a limited pre-emptive right to acquire its pro rata share of new securities (on a fully diluted basis) issued by Golden Telecom from time to time during the term of the New Standstill Agreement, which expires upon the occurrence of any of the following: (i) the mutual agreement of the parties thereto, (ii) the voluntary or involuntary filing of a petition in bankruptcy by or against the Company, (iii) an event of insolvency affecting the Company, or the appointment of a receiver for the Company or
(iv) on the second anniversary of the date of the New Standstill Agreement. A copy of the New Standstill Agreement, which amends and restates the Old Standstill Agreement, is included as Exhibit 99.10 to this statement and qualifies the disclosure set forth herein in its entirety.

     Item 6 is hereby further amended by deleting paragraph (d) therein and replacing it with the following language:

     (d) New Shareholders Agreement. Golden Telecom, RTK, Alfa Telecom, CIPEF, Cavendish and First NIS entered into the New Shareholders Agreement dated as of September 5, 2002 which supersedes the Old Shareholders Agreement in its entirety. The New Shareholders Agreement provides for certain tag-along rights exercisable by CIPEF and Barings in the event that Alfa Telecom proposes to transfer shares to a third party who will own, directly or indirectly, not less than one-third of Golden Telecom's shares (as adjusted for capital changes) immediately after such transfer. Upon the exercise by CIPEF or Barings of such right, the exercising party may sell to the third party its pro rata portion of the shares covered by the third party offer.

     In addition, the New Shareholders Agreement provides for the nomination and removal of directors of Golden Telecom. Subject to certain conditions, Alfa Telecom generally has the right to designate three directors. CIPEF and Barings each have the right to designate one director. RTK has the right to designate two directors, one of whom shall be independent and financially literate. Upon Alfa Telecom's ceasing to own fewer than 15% of the issued and outstanding shares of Common Stock, the number of directors designated by Alfa Telecom will be reduced to two. Upon RTK's ceasing to own fewer than 10% of the issued and outstanding shares of Common Stock, the number of directors designated by RTK will be reduced to one. Golden Telecom and each of RTK, Alfa Telecom, Barings and CIPEF have agreed that so long as the voting agreement set forth in Section 3 of the New Shareholders Agreement remains in effect, each of them will take all action (including without limitation the voting of shares, the execution of written consents, the calling of special meetings, the removal of directors, the filling of vacancies on the Board of Directors, the waiving of notice and attendance at meetings, the amendment of Golden Telecom's by-laws and the like) necessary from time to time to maintain the composition of the Board of Directors specified in Section 3 of the New Shareholders Agreement in accordance with the terms of such provision.

     In addition, the New Shareholders Agreement contains procedures relating to the approval of special transactions which involve, directly or indirectly, a value exceeding 5% of the total consolidated assets of Golden Telecom and its subsidiaries and include provisions relating to the proposal of special transactions by directors as well as the retention in certain cases of an independent special consultant to review the special transaction.

     The New Shareholders Agreement also contains provisions relating to the assignment by GTS Holdings to Alfa Telecom of registration rights held by GTS Holdings in respect of its shares of Common Stock. The New
Shareholders Agreement is included as Exhibit 99.9 to this statement and qualifies the disclosure set forth herein in its entirety.

ITEM 7.   Material to Be Filed as Exhibits
          --------------------------------

Item 7 is hereby amended to reflect the inclusion of the following exhibits:


Exhibit 99.9       Shareholders Agreement, dated as of September 5, 2002

Exhibit 99.10      Standstill Agreement, dated as of September 5, 2002

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 10, 2002

                                FIRST NIS REGIONAL FUND SICAV


                                By:     /s/ Wilson Paul Roberts
                                   -----------------------------------------
                                   Name:   Wilson Paul Roberts
                                   Title:  Authorized Signatory

                                By:    /s/ Jean Michel Brown
                                   -----------------------------------------
                                   Name:   Jean Michel Brown
                                   Title:  Authorized Signatory


                                BPEP MANAGEMENT UK LIMITED


                                By:     /s/ Jean George Morton
                                   -----------------------------------------
                                   Name:   Jean George Morton
                                   Title:  Director

EXHIBIT INDEX

EXHIBIT NO.         DESCRIPTION

99.1 Subscription Agreement, dated as of September 30, 1999, between Golden Telecom, Inc. and First NIS Regional Fund SICAV***

99.2(a) Registration Rights Agreement, dated as of October 5, 1999, between Golden Telecom, Inc. and First NIS Regional Fund SICAV.***

99.2(b) Registration Rights Agreement, dated as of October 5, 1999, between Golden Telecom, Inc. and Baring Vostok Private Equity Fund LP.****

99.3 Share Purchase Agreement, dated April 2, 2001, among Global TeleSystems, Inc., Alfa Bank Holdings Limited, Capital International Global Emerging Markets Private Equity Fund, L.P., Cavendish Nominees Limited and First NIS Regional Fund SICAV.**

99.4 Stock Option Agreement, dated as of May 11, 2001, among Cavendish Nominees Limited, First NIS Regional Fund SICAV and Global TeleSystems Inc.****

99.5                Standstill Agreement, dated as of March 31, 2001.*

99.6                Amendment and Assignment Agreement, dated as of May 11,
                    2001.****

99.7                Shareholders Agreement dated as of May 11, 2001.*****

99.8                Agreement among Reporting Persons in respect of
                    Schedule 13D Filing***

99.9                Shareholders Agreement, dated as of September 5,
                    2002******

99.10               Standstill Agreement, dated as of September 5,
                    2002******

*      Incorporated by reference to the Schedule 13D/A of Capital
       International Global Emerging Markets Private Equity Fund, L.P., Capital International Investments, LLC, Capital International, Inc. and Capital Group International, Inc. dated April 12, 2001.

** Incorporated by reference to the Schedule 13D of Global TeleSystems, Inc. dated April 5, 2001 (EDGAR Accession No. 0000950129-01-001961).

*** Incorporated by reference to the Schedule 13D of First NIS Regional Fund SICAV and BPEP Management UK Limited dated May 21, 2001

**** Incorporated by reference to the Schedule 13D of Cavendish Nominees Limited and related parties dated May 21, 2001.

***** Incorporated by reference to the Schedule 13D of Global TeleSystems, Inc. and others dated May 21, 2001.

****** Filed herewith

                                 SCHEDULE I
                    DIRECTORS AND EXECUTIVE OFFICERS OF
                              ING GROEP NV AND
                         BPEP MANAGEMENT UK LIMITED

          The name, present principal occupation or employment, the business address and citizenship for each director and executive officer of ING Groep NV ("Parent") and BPEP Management UK Limited ("BVF") is set forth below.


                                     Present Principal Occupation or
                                     -------------------------------
        Name and Business                      Employment                      Business Address            Citizenship
        -----------------                      ----------                      ----------------            -----------

Parent
------

Cornelis Maas                       Executive Committee Director        Soestdijkswewg Noord 426,        The Netherlands
                                                                        3723HM Bilthoven
                                                                        Holland

Alexander Hedrik George Rinnooy     Executive Committee Director        Burgemeester den Texlaan 42,     The Netherlands
Kan                                                                     2111CE Aerdenhout
                                                                        Holland


Michel Joachim Gerard Alphonse      Executive Committee Director        Rue du Moulin 10,1310 La Hulpe       Belgium
Tilmant                                                                 Belgium


Ewalduf Kist                        Executive Committee Director        Klattewag 10, 3597KB's -- 6,     The Netherlands
                                                                        Gravenhage
                                                                        Holland

Jan Marie Lindenburgh               Executive Committee Director        Burgemeester den Texlaan 42,     The Netherlands
                                                                        2111CE Aerdenhout
                                                                        Holland

BPEP
----

Mark Ledlie Hawkesworth             Fund Manager                        33 Cavendish Square                  English
                                                                        London
                                                                        England, W1M 0BQ

David Stuart Huckfield              Senior Partner of Operations        33 Cavendish Square                  English
                                    --Baring Private Equity Partners    London
                                    Limited                             England, W1M 0BQ

John George Morton                  Accountant                          33 Cavendish Square                  English
                                                                        London
                                                                        England, W1M 0BQ

Roger Stephen Colin Gill            Company Director                    33 Cavendish Square                  English
                                                                        London
                                                                        England, W1M 0BQ

Hedley Jon Mayor                    Chartered Accountant                33 Cavendish Square                  English
                                                                        London
                                                                        England, W1M 0BQ

Gilbert John Chalk                  Company Director                    33 Cavendish Square                  English
                                                                        London
                                                                        England, W1M 0BQ
